Robert J. Endicott Partner Direct: (314) 259-2447

August 4, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Attention: Jennifer Gowetski, Senior Counsel

100 F Street N.E.
Washington, D.C. 20549

                        RE:     The Jones Financial Companies, L.L.L.P.

                                    Registration Statement on Form S-1

                                    Filed July 2, 2010

                                    File No. 333-167974

Dear Ms. Gowetski:

            This letter sets forth the response of The Jones Financial Companies, L.L.L.P.

(“Jones” or the “Partnership”) to the comments of the staff (the “Staff”) of the

U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 15, 2010 regarding the Staff’s review of the Partnership’s Registration

Statement on Form S-1 filed July 2, 2010 (File No. 333-167974).  The Partnership’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

General

I.                   We note your disclosure on page 7 that, on July 2, 2010, your managing director approved and adopted the plan, which will become effective January 1, 2011, or if later, the date that the registration statement of which the prospectus is a part is declared effective by the SEC.  We further note that the plan will continue in effect until December 31, 2010 and that you have not provided any undertaking pursuant to Item 512(a) of Regulation S-K.  Please provide us a detailed analysis of Rule 415 to this offering.

            As a preliminary matter, we acknowledge that the disclosures with respect to the initial “effective” date of the plan and the time during which the plan will continue in effect could have been clearer, and the Partnership will address that in a future filing prior to requesting acceleration of effectiveness.  As described further below,

the initial effective date of the plan will be shortly after the registration statement is declared effective, and will continue until the securities are sold and distributed in the first week of January 2011.

Ms. Jennifer Gowetski

Securities and Exchange Commission

August 4, 2010

            Offers of limited partnership units are anticipated to commence in mid-September 2010 through mid-October, shortly after the Registration Statement is declared effective (and subject to blue sky clearance where required).  Offerees will have an opportunity to consider and accept the offers over a period that will extend through 2010.  Certain administrative forms will be collected during November and December.  Although there will be a certain point when each offeree must indicate an acceptance of some or all of his or her allocated units, the offeree may elect to withdraw from participation at any time prior to the close of business on or about December 31, 2010.  The actual sale of the interests will be effective on or after January 1, 2011 (hence, the disclosure about the “effective date” of the plan, which will be revised to reflect the effective time of the sale).  The funding of the sale is anticipated to be on January 3, 2011, the first business day after January 1, 2011 (and in no event is such date anticipated to be later than January 14, 2011).  No sales will be made after such closing date.

            In view of the process outlined above, and in particular the fact that an offeree may withdraw from participation up to December 31, 2010, we concur that Rule 415(a)(1)(ix) is applicable to the offering, and will revise the cover page and include the 512(a) undertakings in a future filing.  (Note that we anticipate that the amendment will be filed in August 2010; it is not being filed concurrently herewith as the Partnership reviews and evaluates several comments from state securities commissions in connection with the blue sky clearance process.)

            The Partnership is aware of the Staff’s guidance regarding updating continuous offerings on Form S-1 (in CDI Question 212.07 under Securities Act Rules) that, following effectiveness, if a subsequently filed Form 10-Q contains no disclosure that would constitute a “fundamental change” in the information contained in the prospectus, there is no Item 512(a) requirement to file a post-effective amendment. If the Partnership must update for anti-fraud and Rule 159 purposes, it intends to do so by a prospectus supplement, as contemplated by the Staff guidance.

Signatures, page S-1

II.                 Please note Instruction 1 to the Signatures requires the Form S-1 registration statement to be signed by the registrant, its principal executive officer or officers, its principal financial officer, its control or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.  Please provide the required signatures or explain to us why you believe the current signatures are all the signature that are required.  As applicable, please explain in your response the role of your Executive Committee.

            As indicated in the filing, Mr. Weddle, as the Managing Partner, is also the principal executive officer of Jones, and Mr. Bastien, the Chief Financial Officer, is both the principal financial officer and principal accounting officer of Jones.

            In accordance with the Partnership Agreement, the Managing Partner has the right, subject to certain limited restrictions, to manage all of the Partnership’s business on behalf of the general partners, including the authority to cause the issuance of limited partnership interests. (See generally, Section 4.1B of the Partnership Agreement.)  The primary purpose of the Executive Committee is to provide counsel and advice to the Managing Partner in discharging his functions. (Section 4.4)  The Executive Committee must concur with the Managing Partner before the Managing Partner can undertake certain key actions; however, the Executive Committee cannot override the Managing Partner’s decision to undertake those actions. (Section 4.4)  The Executive Committee can also function as the Managing Partner when the seat is vacant and propose a new Managing Partner.  However, the role of the Executive Committee is not one of a board of directors.  As a result, the Partnership believes that the core functions analogous to a board of directors in a corporation are vested exclusively in the Managing Partner in accordance with the Partnership Agreement, and that the Managing Partner of Jones is the sole person “performing similar functions to a board of directors” within the meaning of the instructions to the signature page to Form S-1.

Ms. Jennifer Gowetski

Securities and Exchange Commission

August 4, 2010

*          *          *

            The Partnership acknowledges that:

•            should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

            Please direct any additional questions or comments to my attention at (314) 259-2447 or to my colleague, Matthew Johnson, at (314) 259-2261. Our fax number at the firm is (314) 259-2020.

Sincerely,

/s/ Robert J. Endicott

Robert J. Endicott

cc:        James A. Tricarico

            Philip L. Rothenberg

            Matthew Johnson